www.sheppardmullin.com 379 Lytton Avenue | Palo Alto, CA 94301 650.815.2640 office | 650.815.2601 fax

Louis Lehot

Writer’s Direct Line: 650-815-2640

Writer’s Direct Fax: 650-815-4653

llehot@sheppardmullin.com

May 3, 2012

VIA FEDERAL EXPRESS AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention:	Max A. Webb J. Nolan McWilliams Patrick Kuhn Doug Jones

Re:	CHC Helicopter S.A.

Amendment No. 1 to the Registration Statement on Form S-4

Filed March 28, 2012

File No. 333-179072

Dear Mr. Webb:

In connection with the Offer to Exchange $1,100,000 aggregate principal amount of 9.250% Senior Secured Notes due 2020 of CHC Helicopter S.A. (the “Company”) for all of the Company’s outstanding unregistered 9.250% Senior Secured Notes due 2020, on behalf of the Company and other registrants related thereto, on April 18, 2012 we filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4, together with the exhibits thereto (as amended, the “Registration Statement”), initially filed with the Commission on January 18, 2012 (Commission file no. 333-179072) and a letter (the “Original Response Letter”) in response to comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Commission dated April 11, 2012 (the “Comment Letter”) relating to Amendment No. 1 to the Registration Statement. The Company’s response to Comment 13 in the Comment Letter was redacted in the Original Response Letter pursuant to the Company’s request for confidential treatment of such information. Following discussion with the Staff, we have retracted the confidential treatment request with respect to the Company’s response to Comment 13 of the Comment Letter and are hereby refiling the response letter, dated April 18, 2012, in an unredacted form. The unredacted letter is enclosed herewith.

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U.S. Securities and Exchange Commission, Division of Corporation Finance

Please do not hesitate to call Jason R. Schendel (telephone: (650) 815-2621; email: jschendel@sheppardmullin.com) or the undersigned (telephone: (650) 815-2640; email: llehot@sheppardmullin.com) of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, with any questions or further comments you may have regarding this filing or if you wish to discuss any of the above responses.

Sincerely,

/S/ LOUIS LEHOT
Louis Lehot for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:	Mr. William Amelio

Ms. Rebecca Camden

Russ Hill, Esq.

Ms. Joan Hooper

Ms. Melanie Kerr

Michael O’Neill, Esq.

Mr. Victor Pang

Ms. Priscilla Shung

CHC Helicopter S.A.

Eric Spiekman

Gary Miller

Ernst & Young LLP

Roger A. Klein, Esq.

Jason R. Schendel, Esq.

Jared Sams, Esq.

Sheppard, Mullin, Richter & Hampton LLP

www.sheppardmullin.com 379 Lytton Avenue | Palo Alto, CA 94301 650.815.2640 office | 650.815.2601 fax

Louis Lehot Writer’s Direct Line: 650-815-2640 Writer’s Direct Fax: 650-815-4653 llehot@sheppardmullin.com

April 18, 2012

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Mail Stop 3561 Washington, D.C. 20549

Attention:	Max A. Webb J. Nolan McWilliams Patrick Kuhn Doug Jones

Re:	CHC Helicopter S.A.

Amendment No. 1 to the Registration Statement on Form S-4

Filed March 28, 2012

File No. 333-179072

Dear Mr. Webb:

In connection with the Offer to Exchange $1,100,000 aggregate principal amount of 9.250% Senior Secured Notes due 2020 of CHC Helicopter S.A. (the “Company”) for all of the Company’s outstanding unregistered 9.250% Senior Secured Notes due 2020, on behalf of the Company and other registrants related thereto, we are filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4, together with the exhibits thereto (as amended, the “Registration Statement”), initially filed with the Commission on January 18, 2012 (Commission file no. 333-179072).

This letter sets forth the Company’s responses to comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Commission dated April 11, 2012 (the “Comment Letter”) relating to Amendment No. 1 to the Registration Statement. For the Staff’s convenience, each of the Staff’s comments has been stated below in its entirety, with the Company’s response to a particular comment set out immediately under such comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. When indicated, the responses described below are contained in Amendment No. 2.

U.S. Securities and Exchange Commission, Division of Corporation Finance

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company is requesting confidential treatment for selected portions of this letter and the supplemental materials, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests. 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. The Company would be grateful for the Staff to grant approval of this confidential treatment request under the circumstances on an expedited basis.

Also enclosed, for the convenience of the Staff, are two copies of Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement filed on March 28, 2012.

General

1.	You state on pages 42, 85, and elsewhere that you have a pending proceeding with OFAC related to the re-exports of certain goods by one of your subsidiaries to Iran and Sudan. We note that in the Form 6-K, filed on September 14, 2007, your predecessor, CHC Helicopter Corporation, disclosed that it had shut down bases in Sudan, including demobilization of aircraft and crew repositioning. We note also in the section 3.08(d) of Exhibit 10.1 to your Form S-1 that you represented in a credit agreement dated October 4, 2010 that you had terminated all business activities, direct or indirect, with or in Cuba, Iran, Sudan, or Syria. As you know, the referenced countries are designated as state sponsors of terrorism by the United States Department of State, and are subject to U.S. economic sanctions and export controls. Please tell us when you ceased your business activities, direct or indirect, with or in each of the referenced countries. We may have further comment.

Response: The Company supplementally advises the Staff that the Company ceased its business activities in Iran as of June 2006 and in Sudan as of May 2007. The Company has not reported engaging in business activities in Cuba or Syria, and is not aware of any historical operations in those countries.

Summary Historical Consolidated Financial Data, page 16

2.	The table on page 18 presents “total segment EBITDAR” and “total segment EBITDA” that represent consolidated measures. Please note that presentation of these measures on a consolidated basis in any context other than the reconciliation required by Accounting Standards Codification 280-10-50-30.b in regard to presentation of segments in the notes to the financial statements is presentation of a non-GAAP financial measure. Refer to question and answer 104.04 of the staff’s “Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated July 8, 2011,” which is found on our website at http://www.sec.gov/divisions/corpfin/ guidance/ongaapinterp.htm for further guidance. Such a measure is permissible in a filing with the Commission only to the extent it complies with Item 10(e)(1) of Regulation S-K in all respects. Your current presentation concerning consolidated “EBITDA” and consolidated “EBITDAR” does not appear to be in such compliance. Please revise your presentation accordingly. Alternatively, discontinue presentation of these consolidated measures.

U.S. Securities and Exchange Commission, Division of Corporation Finance

Response: In response to the Staff’s comment, we have amended the Registration Statement to remove the presentation of segment EBITDAR and segment EBITDA on a consolidated basis. Please see page 18 of Amendment No. 2.

Management’s Discussion and Analysis, page 51

Results of Operations, page 54

3.	We note disclosure that your contracts generally require fuel be provided by the customer or be charged directly to the customer based on actual fuel costs. As a result, you state you have no significant exposure to changes in fuel prices. For example, you state that for the year ended April 30, 2011 substantially all of your fuel costs were passed through to your clients. We believe it would be meaningful to disclose the amount of fuel cost included in your direct costs and the associated amount of revenue received by passing through fuel costs to clients. We believe that doing so will enable investors to better understand your direct costs and the relative contribution to your revenue and changes therein associated with passed through fuel costs. Additionally, you cite fuel costs as a factor for variances in direct costs, so in this regard we believe it would be meaningful to disclose the amount of fuel costs that contributed to the variances.

Response: In response to the Staff’s comment, we have revised the discussion regarding the Company’s fuel costs. Please see page 54 and page 59 of Amendment No. 2.

4.	Refer to prior comment 15. Please disclose in greater detail the factors that contributed to the material changes in the EBITDAR margin percentage for each segment for each period comparison presented. In your revised disclosure, explain and quantify the direct costs that materially impacted EBITDAR and the relative impact on the EBITDAR margin percentage. Additionally, discuss whether changes in the EBITDAR margin percentage evidences a trend which you expect to continue.

Response: In response to the Staff’s comment, we have revised the discussion regarding changes in the EBITDAR margin percentage. Please see pages 59, 63, and 64 of Amendment No. 2.

Nine Months Ended January 31 Compared to . . . page 54

Consolidated Results of Operations, page 55

Income Tax Recovery (Expense), page 57

5.	You disclose that the reduction in interest expense in Luxembourg reduced the amount of non-deductible interest and the overall tax losses in this jurisdiction. It would appear that a reduction in non-deductible interest would permit additional deductible interest that would contribute to an increase in tax losses. Please clarify.

U.S. Securities and Exchange Commission, Division of Corporation Finance

Response: In response to the Staff’s comment, we have revised the discussion regarding the reduction in non-deductible interest and overall tax losses in Luxembourg. Please see page 57 of Amendment No. 2.

Year Ended April 30, 2011 Compared to Year Ended April 30, 2010, page 59

Consolidated Results of Operations, page 59

Income Tax Recovery (Expense), page 62

6.	You disclose that the decrease in non-deductible items has reduced income tax expense by $30.1 million in fiscal 2011 compared to fiscal 2010 due primarily to an increase in the proportion of interest recorded in Norway that was considered non-deductible in fiscal 2011. It would appear that an increase in the proportion of interest that was considered non-deductible would cause an increase in the total amount of non-deductible items. Please clarify.

Response: In response to the Staff’s comment, we have revised the discussion regarding the decrease in non-deductible items. Please see page 62 of Amendment No. 2.

7.	You disclose that the increase in the valuation allowance of $19.2 million in fiscal 2011 compared to fiscal 2010 results primarily from the higher level of losses made in fiscal 2010 and in particular further valuation allowances which were taken against losses in Luxembourg. If the increase in the valuation allowance is for losses in 2010, please explain to us why the valuation allowance was not recorded in 2010.

Response: In response to the Staff’s comment, we have revised the discussion regarding the increase in the valuation allowance. Please see page 62 of Amendment No. 2.

Financial Condition and Sources of Liquidity, page 68

Analysis of Historical Cash Flows, page 68

8.	Refer to prior comment 18. The factors cited as cause of the $21.7 million increase in cash used in operating activities between the nine months ended January 31, 2012 and 2011 aggregate to $53.6 million. This means operating cash flows of $31.9 million were provided by other operating items that have not been explained. Please revise your disclosure to discuss the significant factors that used or provided cash flows in substantial explanation of the net change in cash used in operations between the two periods.

Response: In response to the Staff’s comment, we have revised the discussion regarding operating cash flows. Please see page 68 of Amendment No. 2.

U.S. Securities and Exchange Commission, Division of Corporation Finance

9.	In addition, please explain in greater detail how the increase in accounts receivable offset in part by increases in accounts payable resulted in negative cash flow from operating activities for the nine months ended January 31, 2012 and the year ended April 30, 2011 relative to the respective comparable prior year periods. We understand that accounts receivable may have increased due to increased sales volume, but this does not explain why it results in negative operating cash flow. Increased sales volume suggests that operating cash would have increased as well from collections of the associated accounts receivable. In regard to accounts payable, it is the actual payment of such that affects cash, for which the amount of and timing could be a factor. In regard to the cash flow of operating activities between the years ended April 30, 2011 and 2010, no explanation is provided for the increase in accounts receivable greater than 30 days and the increase in accounts payable due to timing of payments to suppliers, and how the effect of these two factors changed operating cash.

Response: In response to the Staff’s comment, we have revised the discussion regarding cash flows used in operating activities. Please see page 68 and page 69 of Amendment No. 2.

10.	Refer to prior comment 20. It appears that your revised disclosure addresses the reason for changes in operating cash flows between comparable periods. However, it is not clear why your operating cash flows are negative for the current year interim period. It also does not appear that you addressed the declining trend in operating cash flow in fiscal 2011 and the current year interim period. Please expand your disclosure to discuss the reason for the negative operating cash flow in the interim period presented in the filing, your expectations about the continuation of the declining/negative operating cash flow, and the measures you have undertaken or need to undertake to generate positive operating cash flow in the foreseeable future. In this regard, expound upon the extent to which improvements in operational results and focus on reducing the cash used in operations through the transformation program referred to on page 68 mitigated declining and negative cash flow.

Response: In response to the Staff’s comment, we have revised the discussion regarding operating cash flows. Please see page 68 of Amendment No. 2.

Future Cash Requirements, Page 71

Contractual Obligations and Off-Balance Sheet Arrangements, page 71

11.	In view of the significance of interest expense on your results and operating cash flows, please include interest associated with your outstanding debt in the table of contractual obligations table. Where interest rates are variable, determine the appropriate methodology to estimate the interest payments, with disclosure of the methodology used in your estimate.

Response: In response to the Staff’s comment, we have revised the disclosure in the Registration Statement. Please see page 72 of Amendment No. 2.

U.S. Securities and Exchange Commission, Division of Corporation Finance

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, F-10

Note 2: Significant accounting policies, page F-10

(m) Leases, page F-15

(iii) Embedded equity in lease contracts, page F-16

12.	Refer to prior comment 30. Please further revise to disclose the disposition of embedded equity in the event an aircraft is not purchased.

Response: In response to the Staff’s comment, we have revised the disclosure in the Registration Statement. Please see page F-16 of Amendment No. 2.

Note 27: Segment information, page 54

13.	It appears that “aircraft lease and associated costs” are direct costs of the helicopter services segment that should be attributed to it for segment presentation purposes. Please revise your presentation accordingly, and conform “Summary Historical Consolidated Financial Data” and “Management’s Discussion and Analysis” to your revised segment presentation. Alternatively, explain to us why these costs are excluded from this segment and how your current presentation is meaningful to investors in understanding the performance of the helicopter services segment. In addition, tell us all of the measures of profit and loss for each segment that are provided to the chief operating decision maker, accompanied by copies of the reports provided to the CODM containing such measures.

Response: In response to the Staff’s comment, the Company has supplementally provided under separate cover the chief operating decision maker (“CODM”) reports requested by the Staff, for which it requests confidential treatment. These reports are used by the CODM, the Chief Executive Officer, to assess performance of the segments and to allocate resources. The measure of profitability used by the CODM to assess the performance of the helicopter services segment is EBITDAR. EBITDA and EBITDAR are equal measures of profitability for both the helicopter services and MRO segments and therefore EBITDA is not provided in the CODM report, except in relation to consolidated results. Measures of profitability below the EBITDA and EBITDAR level, such as net income, are not provided to the CODM at a segmented level. In addition, “aircraft lease and associated costs” are not included in the measure of EBITDAR which is provided to the CODM in respect of the helicopter services segment.

In making the determination not to include “aircraft lease and associated costs” as direct costs of the helicopter services segment the Company considered the guidance at Accounting Standards Codification (ASC) 280-10-50-27:

The amount of each segment item reported shall be the measure reported to the chief operating decision maker for the purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing a public entity’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker.

The Company concluded based on ASC 280-10-50-27 that the same measure of profit and loss that is used by the CODM for helicopter services should be reported in the Company’s segmental presentation of results.

This measure of profitability is EBITDAR and does not include “aircraft lease and associated costs”. The CODM considers that EBITDAR, excluding “aircraft lease and associated costs”, is the most useful measure of performance for the helicopter services segment because the helicopter services segmental president has no control over these costs, as aircraft leases are negotiated centrally by the Company’s treasury department and rates are highly subject to interest rate and capital market fluctuations. The decision to lease or buy an aircraft is a financing decision that is not made at the segmental level and management considers it would be less useful to investors to include lease costs in the measure of the helicopter services performance when capital costs such as depreciation and interest associated with the acquisition of an aircraft would not be included in measures of EBITDAR or EBITDA.

U.S. Securities and Exchange Commission, Division of Corporation Finance

Exhibit 5.3

14.	We note your response to prior comment 41. It appears that revised assumptions 3.5 and 3.6 assume in part legal findings necessary to the conclusion that the Companies have the corporate power and authority to execute the Transaction Documents. Please have counsel revise accordingly or tell us why these assumptions are necessary and appropriate. Refer to section II.B.3.a of Staff Legal Bulletin No. 19 (CF), available on our website.

Response: In response to the Staff’s comment, counsel has amended its opinion and we are herewith filing an amended Exhibit 5.3 to Amendment No. 2.

Exhibit 5.7

15.	We note your response to prior comment 40 and reissue with respect to Exhibit 5.7. Counsel may limit the scope of its opinion to Norwegian law. However, it is inappropriate for counsel to condition reliance by stating that “any disputes arising out of or in connection with this opinion shall be referred to the exclusive jurisdiction of the Norwegian courts.” Please have counsel revise accordingly.

Response: In response to the Staff’s comment, counsel has amended its opinion and we are herewith filing an amended Exhibit 5.7 to Amendment No. 2.

Exhibit 5.11

16.	We note your response to prior comment 38 and reissue in part as to assumption 3 in Exhibit 5.11. It is not appropriate for counsel to assume “that no further resolutions have passed or corporate or other action taken which would or might alter the effectiveness thereof.” Please have counsel revise its opinion accordingly. Refer to section II.B.3.a of Staff Legal Bulletin No. 19 (CF), available on our website.

Response: In response to the Staff’s comment, counsel has amended its opinion and we are herewith filing an amended Exhibit 5.11 to Amendment No. 2..

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U.S. Securities and Exchange Commission, Division of Corporation Finance

Please do not hesitate to call Jason R. Schendel (telephone: (650) 815-2621; email: jschendel@sheppardmullin.com) or the undersigned (telephone: (650) 815-2640; email: llehot@sheppardmullin.com) of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, with any questions or further comments you may have regarding this filing or if you wish to discuss any of the above responses.

Sincerely,

/S/ LOUIS LEHOT
Louis Lehot for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:	Mr. William Amelio

Ms. Rebecca Camden

Russ Hill, Esq.

Ms. Joan Hooper

Ms. Melanie Kerr

Michael O’Neill, Esq.

Mr. Victor Pang

Ms. Priscilla Shung

CHC Helicopter S.A.

Eric Spiekman

Gary Miller

Ernst & Young LLP

Roger A. Klein, Esq.

Jason R. Schendel, Esq.

Jared Sams, Esq.

Sheppard, Mullin, Richter & Hampton LLP